October 11, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Intellipharmaceutics International Inc.
Registration Statement on Form F-1 (Registration No. 333- 227448)
Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as underwriter for the referenced offering, hereby concurs in the request by Intellipharmaceutics International Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on October 11, 2018, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name: Mark W. ViklundTitle: Chief Executive Officer